                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*


                         Sylvan Learning Systems, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                          ---------------------------
                                (CUSIP Number)

                        Christopher C. Cleveland, Esq.
                            Briggs and Morgan, P.A.
                                2400 IDS Center
                             Minneapolis, MN 55402
                                (612) 334-8400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 5, 1997
                   -----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nasser J. Kazeminy
      ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,941,881/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,941,881/2/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,941,881
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.2%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

          _____________________
          1 The power of the Reporting Person to vote 503,529 of these shares is subject to the Voting Trust Agreement (see Item 5 below). 971,632 of these shares are held by the 1995 Revocable Trust of Nasser Kazeminy.

          2 The power of the Reporting Person to dispose of 975,000 of these shares is subject to the Escrow Agreement (see Item 4 below) and the power to dispose of any of the shares beneficially owned by the Reporting Person is subject to the Stockholders' Agreement (see Item 8 below). 971,632 of these shares are held by the 1995 Revocable Trust of Nasser Kazeminy.

          3 Assumes 23,579,707 shares of Common Stock outstanding, as represented by Sylvan Learning Systems, Inc., in its Form 10-Q for the quarter ended March 31, 1997.

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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--------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This Schedule 13D relates to Common Stock, par value $.01 per share (the "Common Stock"), of Sylvan Learning Systems, Inc., a Maryland corporation ("Sylvan"). The principal executive offices of Sylvan are located at 1000 Lancaster Street, Baltimore, Maryland 21202.

Item 2.   Identity and Background

          (a)    None:                  Nasser J. Kazeminy
                 ----

          (b)    Residence:
                 ---------

          (c)    Principal Occupation:
                 --------------------

                 Business Address:      NJK Holding Corporation
                 ----------------
                                        7803 Glenroy Road, Suite 300
                                        Bloomington, MN  55439

          (d)    Convictions:           None
                 -----------

          (e)    Civil Proceedings:     None
                 -----------------

          (f)    Citizenship:           U.S.A.
                 -----------

Item 3.  Source and Amount of Funds or Other Consideration

          On July 28, 1995, the Reporting Person entered into an Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization") with ITS General, Inc., a Delaware corporation ("ITS"), United School Services of America, Inc., a Delaware corporation ("USSA"), NJK Associates Corp., a Minnesota corporation ("NJK"), Office Overload, Inc., a Delaware corporation ("OOI"), Drake Prometric, L.P., a Delaware limited partnership (the "Partnership"), R. William Pollock ("Mr. Pollock"), Drake International B.V., a company organized under the laws of the Netherlands ("Drake International"), Drake Personnel (New Zealand) Limited, a company organized under the laws of the Bahamas, Sylvan, and SLS Testing Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Sylvan ("Merger Sub"). The closing of the transactions contemplated by the Agreement and Plan of Reorganization took place on December 13, 1995 (the "Closing Date").

          Pursuant to the Agreement and Plan of Reorganization, Sylvan acquired 100% of the partnership interests of the Partnership from Mr. Pollock and the Reporting Person through a series of mergers and a stock exchange with the corporate partners of the Partnership. The Reporting Person owned NJK, which was both a limited partner of the Partnership and a 30% stockholder of the Partnership's sole general partner, ITS. The Reporting Person also owned USSA, a limited partner of the Partnership. Together, NJK and USSA held 38.7% of the limited partnership interests in the Partnership. Therefore, including his interest in ITS, the Reporting Person had a 39% ownership interest in the Partnership .

          Pursuant to the Agreement and Plan of Reorganization, NJK and USSA were merged into Merger Sub. At the Closing Date, as a result of the merger, Sylvan, through Merger Sub, acquired the Reporting Person's 39% ownership interest in the Partnership. At the Closing Date, the Reporting Person surrendered to Sylvan certificates representing all of the outstanding shares of capital stock of NJK and USSA, and those shares were cancelled. In consideration therefor, the Reporting Person received $7,800,000 in cash (or Sylvan Promissory Notes) and 2,228,571 (i) shares of Sylvan's Common Stock (the "Initial Shares"). Of the Initial Shares, 1,253,571 shares were delivered to the Reporting Person at the Closing Date, while the 975,000 balance of the Initial Shares was placed into escrow accounts pursuant to an escrow arrangement provided for in the Agreement and plan of Reorganization and in an Escrow Agreement (see below). The Reporting Person also was granted the right to receive an additional cash payment provided for in the Agreement and Plan of Reorganization and in a Contingent Participation Rights Agreement (see below).

Item 4.   Purpose of Transaction

          The Reporting Person entered into the Agreement and Plan of Reorganization and thereby acquired the shares to which this Statement on
Schedule 13D relates as an inducement to enter into and consummate the transactions contemplated by and described in the Agreement and Plan of Reorganization.

          As described in Item 3, the Reporting Person received 2,228,571 Initial Shares pursuant to the merger of NJK and USSA into Merger Sub. However, pursuant to the Agreement and Plan of Reorganization, the Reporting Person, along with Mr. Pollock, who also received shares of Common Stock pursuant to Sylvan's acquisition of the Partnership, has agreed to refund to Sylvan cash equal to, or return to Sylvan Initial Shares having a value (based on a $21 per share price, pre split) equal to, the total dollar amount of the Partnership's accounts receivable on November 30, 1995 which have not been collected within 180 days thereafter (less any related reserve for uncollectible receivables).

          Pursuant to the Agreement and Plan of Reorganization, and as more specifically described in an Escrow Agreement dated as of December 13, 1995 (the "Escrow Agreement"), among the Reporting Person, Mr. Pollock, Drake International, Drake Personnel, Sylvan and State Street Bank & Trust Company, as Escrow Agent, 696,429 of the Reporting Person's Initial Shares were placed into an escrow account (the "Revenue Escrow Shares"), with release to the Reporting Person scheduled to occur at specified times between 1997 and 1999 only if certain targets related to specified revenues of the combined computer-based testing business of Sylvan and the Partnership are achieved.

          Also pursuant to the Agreement and Plan of Reorganization and the Escrow Agreement, 278,571 of the Reporting Person's Initial Shares were placed into an escrow account (the "Indemnity Escrow Shares"), with release to the Reporting Person scheduled to occur at the time the Contingent Payment (as defined below) is made, to the extent that Sylvan has not been subjected to losses as to which the Reporting Person is required to indemnify Sylvan.

          The Reporting Person is entitled, pursuant to a Contingent Participation Rights Agreement dated as of December 13, 1995 (the "Contingent Participation Rights Agreement"), among the Reporting Person, Mr.

---------------

(i) All share numbers have been adjusted to reflect a three-for-two stock split declared and paid by Sylvan subsequent to the issuance of the Initial Shares.

Pollack, Drake International, Drake Personnel and Sylvan, to receive a payment (the "Contingent Payment") equal to 39% of the amount which is equal to twice the amount by which specified revenues of the combined computer-based testing business of the Partnership and Sylvan exceed a 20% annual compound growth rate between 1996 and 1998 (or 1999, at the Reporting Person and Mr. Pollock's option). In no event, however, can the Contingent Payment to the Reporting Person exceed $15.6 million. The Contingent Payment, if earned, is payable 12.5% in cash and the balance in shares of Common Stock (the "Contingent Shares") or cash, at Sylvan's option. The value of the Contingent Shares will be determined by using the average per share closing price of the Sylvan Common Stock for the 15 days prior and subsequent to December 31, 1998 or 1999, as applicable.

          Pursuant to the Agreement and Plan of Reorganization, the Reporting Person was granted the right to nominate himself or another individual acceptable to Sylvan for election to Sylvan's Board of Directors. In order to comply with this provision of the Agreement and Plan of Reorganization, Sylvan's Board was expanded prior to the Closing Date to include two new members, bringing the total number of Sylvan Board members to nine. The Reporting Person has selected James H. McGuire as his nominee to the Sylvan Board. On December 8, 1995, the Sylvan stockholders elected Mr. McGuire as a Class II director, with a term expiring at Sylvan's 1998 Annual Meeting of Stockholders. Additionally, pursuant to the Agreement and Plan of Reorganization, the Reporting Person may nominate himself or another person acceptable to Sylvan as a Class II director at Sylvan's 1998 Annual Meeting of Stockholders. Sylvan has agreed to use its best efforts to cause such nominees to be elected to the Sylvan Board at the 1998 Annual Meeting of Stockholders.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 1,941,881 shares, or approximately 8.2% of the class of such securities. 971,362 of these shares are held by the 1995 Revocable Trust of Nasser J. Kazeminy. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

          Pursuant to a Voting Trust Agreement dated as of December 13, 1995 (the "Voting Trust Agreement"), among the Reporting Person, Sylvan, Drake International, Drake Personnel, Mr. Pollock, Douglas L. Becker, as Voting Trustee and R. Christopher Hoehn-Saric, as Voting Trustee, the Reporting Person has agreed that if at any time during the ten years from the Closing Date, the Reporting person and Mr. Pollock (and their affiliates) (the "Drake Stockholders") together own more than 20% of the total issued and outstanding shares of the voting securities of Sylvan, the Reporting Person must transfer or cause his affiliates to transfer that number of shares of Common Stock owned by the Reporting Person together with his affiliates in excess of 7.8% of the total issued and outstanding shares of Sylvan voting securities to the Voting Trustees. As of the date hereof, in order to comply with the provisions of the Voting Trust Agreement, the Reporting Person has placed 503,529 of his Initial Shares into a voting trust pursuant to the Voting Trust Agreement. If an event occurs (such as the issuance of additional Common Stock) which reduces the percentage of Sylvan voting securities owned by the Drake Stockholders, the Voting Trustee will release the appropriate number of shares to the Reporting Person in accordance with the terms of the Voting Trust Agreement.

          (c) On June 5, 1997, the Reporting Person disposed of 281,895 shares of Common Stock. There have been no other reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person.

          (d) Pursuant to the Escrow Agreement, any stock dividends or stock issued as a result of a stock split received by the Escrow Agent will be added to and become part of the total shares subject to the Escrow Agreement. All cash dividends in respect of the shares being pursuant to the Escrow Agreement are to be distributed to the Escrow Agent. The Escrow Agent will then distribute to the Reporting Person such amount as is determined in accordance with the terms of the Escrow Agreement. The balance of any cash dividends not distributed by the Escrow Agent to the Reporting Person or to any other person entitled to receive such payments will be held by the Escrow Agent in an interest-bearing deposit account and such portion as to which the Reporting Person is entitled will be paid to the Reporting Person in accordance with the terms of the Escrow Agreement.

          Other than pursuant to the terms of the Escrow Agreement, no person other than the Reporting Person and the trust identified in Item 5(a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock being reported on this
Schedule 13D.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

          The responses to Item 2, Item 3 and Item 4 and the Agreement and Plan of Reorganization, the Escrow Agreement, the Contingent Participation Rights Agreement and the Voting Trust Agreement, attached to the Reporting Person's initial filing of this Schedule 13D dated December 27, 1995 as Exhibits A, B, C and D, respectively, are incorporated herein by reference.

          In addition, pursuant to a Stockholders' Agreement dated as of July 28, 1995 (the "Stockholders' Agreement"), attached to the Reporting Person's initial filing of this Schedule 13D dated December 27, 1995 as Exhibit E and incorporation herein by reference, among the Reporting Person, Sylvan, Mr. Pollock, Drake International and Drake Personnel, the Reporting Person has agreed that until July 28, 2005, neither be nor anyone affiliated with him will:
(i) acquire directly or indirectly any voting securities of Sylvan (other than shares to which this Statement on Schedule 13D relates or any Contingent Shares (collectively, the "Acquisition Shares")); (ii) solicit votes or proxies with respect to or direct the voting of any Sylvan voting securities (other than the Acquisition Shares) or participate in any manner in any contest for the election of a Sylvan director; (iii) deposit any Sylvan voting securities in any voting trust other than pursuant to the Voting Trust Agreement; or (iv) take any action alone or in conjunction with others to effect a change of control of Sylvan. Other than as restricted by the Stockholders' Agreement and the Voting Trust Agreement, the Reporting Person has the same rights as the other Sylvan stockholders. Additionally, the Stockholders' Agreement specifically permits (x) the Reporting Person to vote his shares of Sylvan Common Stock for the election of Mr. Pollack and himself (or nominees acceptable to Sylvan) to the Sylvan Board and (y) Mr. Pollock and the Reporting Person (or their nominees, as the case may be) to exercise their rights and perform their duties as members of the Sylvan Board.

          Furthermore, the Reporting Person has agreed that, except for transfers permitted pursuant to the Stockholders' Agreement he will not directly or indirectly transfer: (i) any of the non-escrowed Initial Shares delivered at the Closing Date for a period of two years from delivery; (ii) any of the Revenue Escrow Shares or Indemnity Escrow Shares for a period of two years from approximately March 1997; and (iii) Contingent Shares for a period of two years from approximately March 1999 or March 2000, depending on when the Contingent Payment is made. The Reporting Person is permitted to: (a) sell the Acquisition Shares in a tender offer approved by the Sylvan Board; (b) transfer Acquisition Shares to such Reporting Person's affiliates and to the other Drake Stockholders and their respective affiliates; (c) pledge his Acquisition Shares in any bona fide financing transactions; and (d) make gifts of not more than 1% of the Acquisition Shares then owned by him to persons approved by Sylvan. All transfers must comply with federal and state securities laws.

          In the event a transfer is made in violation of the Stockholders' Agreement, Sylvan has the right to seek injunctive relief as well as to purchase the transferred Acquisition Shares from the purchaser at the lower of the purchaser's per share purchase price or the then current per share market price of the Sylvan Common Stock. The Stockholders' Agreement is suspended as to the Reporting Person for so long as he and his affiliates own less than 5% of the then issued and outstanding Sylvan voting securities.

          Pursuant to the Registration Rights Agreement dated as of December 13, 1995 (the "Registration Rights Agreement"), attached to the initial filing of this Schedule 13D dated December 27, 1995 as Exhibit F and incorporated herein by reference, among the Reporting Person, Mr. Pollock, Drake International, Drake Personnel and Sylvan. Sylvan has agreed to register the Acquisition Shares under the Securities Act of 1933, as amended, by filing up to nine registration statements with the Securities and Exchange Commission (each a "Demand Registration") between 1997 and 2002. However, Sylvan is not required to file any Demand Registration between November 1 and December 31, 1998 and, if the Drake Stockholders decide to use specified testing revenues in 1999 to calculate the Contingent Payment, November 1 and December 31, 1999.

          Additionally, pursuant to the Registration Rights Agreement, the Drake Shareholders will be given the opportunity to participate in any Sylvan public offerings effected during this time period, and each such offering will be counted as a Demand Registration whether or not any Drake Stockholders participate. In the event that any Acquisition Shares requested to be registered by the Drake Stockholders are subject to underwriters' cutbacks in a Sylvan offering in favor of securities being offered by Sylvan for its own account, Sylvan is required to file an additional registration statement registering the cutback shares.

Item 7.   Material Filed as Exhibits

          The following were filed as Exhibits to the initial filing of this
Schedule 13D dated December 27, 1995:

          (a) Agreement and Plan of Reorganization dated as of July 28, 1995, among ITS General, Inc., United School Services of America, Inc., NJK Associates Corp., Office Overload, Inc., Drake Prometric, L.P., R. William Pollock ("Mr. Pollock"), Drake International B.V. ("Drake International"), Drake Personnel (New Zealand) Limited ("Drake Personnel"), Nasser J. Kazeminy (the "Reporting Person"), Sylvan Learning Systems, Inc. ("Sylvan"), and SLS Testing Subsidiary.

          (b) Escrow Agreement dated as of December 13, 1995, among the Reporting Person, Sylvan, Mr. Pollock, Drake Personnel, Drake International and State Street Bank & Trust Company, as Escrow Agent.

          (c) Contingent Participation Rights Agreement dated as of December 13, 1995, among the Reporting Person, Sylvan, Mr. Pollock, Drake International and Drake Personnel.

          (d) Voting Trust Agreement dated as of December 13, 1995, among Sylvan, the Reporting Person, Mr. Pollock, Drake Personnel, Drake International, Douglas L. Becker, as Voting Trustee, and R. Christopher Hoehn-Saric, as Voting Trustee.

          (e) Stockholders' Agreement dated as of July 28, 1995, among Sylvan, the Reporting Person, Mr. Pollock, Drake Personnel and Drake International.

          (f) Registration Rights Agreement dated as of December 13, 1995, among Sylvan, the Reporting Person, Mr. Pollock, Drake Personnel and Drake International.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1997



                                       /s/Nasser J. Kazeminy
                                       ----------------------
                                           Nasser J. Kazeminy